Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related prospectus of STERIS plc, STERIS Irish FinCo Unlimited Company, STERIS Corporation and STERIS Limited for the registration of debt securities, guarantees of debt securities, ordinary shares, preferred shares, warrants and units and to the incorporation by reference therein of our reports dated May 29, 2026, with respect to the consolidated financial statements of STERIS plc and subsidiaries, and the effectiveness of internal control over financial reporting of STERIS plc and subsidiaries, included in its Annual Report (Form 10-K) for the year ended March 31, 2026, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Cleveland, Ohio

November 6, 2026